Exhibit 99.2

HUTCHMED announces retirement of Chairman, appointment of new Chairman and change of members of board committees

Hong Kong, Shanghai & Florham Park, NJ  — Friday, May 17, 2024: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces:-

(a)	the retirement of Mr Simon To from the position as Chairman and Executive Director, after 23 years with the Company; and

(b)	the appointment of Dr Dan Eldar as the new Chairman.

Dr Eldar has been a Non-executive Director of the Company since 2016. He has more than 30 years of experience as a senior executive, leading global operations in biotechnology, healthcare, telecommunications and water. He is an executive director of Hutchison Water Israel E.P.C Ltd, an associate of CK Hutchison group, which focuses on large scale desalination and hydro-electric projects.

Dr Eldar received a Doctor of Philosophy degree in Government from Harvard University, Master of Arts degree in Government from Harvard University, Master of Arts degree in Political Science and Public Administration from the Hebrew University of Jerusalem and a Bachelor of Arts degree in Political Science from the Hebrew University of Jerusalem.

Mr Simon To, retiring Chairman of HUTCHMED, said “After nearly a quarter of a century with HUTCHMED, I have decided to retire to attend to my personal affairs and address my health issues, which will enable me to spend more cherished time with my family. It has been an absolute privilege to lead such an exceptional team and to be a part of HUTCHMED’s journey to becoming a commercial-stage biopharmaceutical company.”

“I am confident that Dr Eldar’s appointment will further strengthen HUTCHMED’s position as a pioneer in the development of novel therapies for oncology and autoimmune diseases. We look forward to his leadership and contributions to the Company’s continued success.”

The appointment of Dr Eldar as Chairman will take effect on May 17, 2024. He will remain as a Non-executive Director of the Company.  Additionally, from the same date, Mr To will cease his membership of the Nomination Committee, Remuneration Committee, and Technical Committee of the Company, with Dr Eldar being appointed as a member of the Nomination Committee and Technical Committee in his place and Ms Edith Shih, Non-executive Director, being appointed as a member of the Remuneration Committee in his place.

Pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”), Mr To has confirmed that he has no disagreement with the Board, and that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with his retirement.

The Board would like to express its sincere gratitude to Mr To, who was instrumental in the founding of HUTCHMED, for his invaluable contributions to the Company. His strategic vision has led to the establishment of HUTCHMED as a company committed to the discovery, global development, and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases for patients around the world.

The Board has requested and Mr To has agreed to serve as Strategic Advisor of the Company and in that capacity to continue to contribute to the Company on significant matters.

Further information about Dr Eldar and his appointment

Dr Eldar, aged 70, is a director of certain companies controlled by substantial shareholders (for the purpose of Part XV of the Securities and Futures Ordinance) of the Company.  Save as disclosed above, Dr Eldar does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Dr Eldar had a personal interest in 150,660 ordinary shares in the Company (“Shares”), representing approximately 0.02% of the number of Shares in issue, within the meaning of Part XV of the Securities and Futures Ordinance. The term of Dr Eldar’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company. The director’s fees of Dr Eldar as the Chairman and a member of the Nomination Committee and Technical Committee of the Company under his appointment letter are US$70,000, US$5,000 and US$5,000 per annum respectively. Such amounts are subject to review from time to time and proration for an incomplete year of service.

There are no other matters concerning Dr Eldar that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules and Rule 17 of the AIM Rules for Companies.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 20 7886 2500